March 8, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street N.E.

Washington, D.C. 20549

Re: GEX Management, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed April 15, 2021

Amendment No. 2 to Form 10-K for the Fiscal Period Ended December 31, 2020

Filed September 20, 2021

Form 10-Q for the Period Ended June 30, 2021

Filed August 23, 2021

File No. 001-38288

Dear Division of Corporate Finance:

We are submitting this letter on behalf of GEX Management, Inc. (the “Company” or “GEX”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated December 2, 2021, in which you requested certain additional information regarding our Form 10-K for the Fiscal Year Ended December 31, 2020, filed April 15, 2021 and Amendment No. 2 to the Form 10-K for the Period Ended December 31, 2020, filed September 20, 2021, and Form 10-Q for the Period ended June 30, 2021 Filed August 23, 2021. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2020

Item 9A. Controls and Procedures

Management’s Annual Report on Internal Control Over Financial Reporting, page 12

1.	As indicated in our prior comment 4, please revise to state your conclusion about your “internal controls over financial reporting” at December 31, 2020 as required by Item 308(a)(3) of Regulation S-K.

In response the Staff’s comments, the Company has revised its disclosures in Item 9A (page 11), which now include an additional paragraph related to management conclusions related to internal controls over financial reporting, in Form 10-K/A (Amendment No. 3) filed on February 11, 2022.

Form 10-Q for the Period Ended June 30, 2021

Financial Statements, page 3

2.	Please revise to provide an analysis of changes in shareholders’ equity in the appropriate form prescribed by Rule 3-04 of Regulation S-X. Refer to Rule 8-03(a)(5) of Regulation SX for guidance. Note this required in all interim and annual period filings

In response the Staff’s comments, the Company has revised its disclosures on page 7 to include the changes in shareholders’ equity along with the Form 10 Q/A (Amendment No. 1) filed with the Securities and Exchange Commission on February 8, 2022.

Notes to the Condensed Consolidated Financial Statements, page 8

3.	Based on your response to prior comment 2, it appears “merchant cash advances” is the predominant obligation you have. Accordingly, please disclose within the notes to the financial statements the terms, conditions and status of them, including any associated defaults and related consequences. Continue to disclose this information to the extent merchant cash advances are material to your financial condition.

In response the Staff’s comments, the Company has revised its disclosures on Item 3, page 18 to elaborate on “Merchant Cash Advances”. The Company had, in the past, relied on short-term working capital loans against future receivables in order to timely fund the growth of the Company. This form of alternative financing, known as “Merchant Cash Advances” are highly unregulated and often associated with usurious interest rates. In connection with the Merchant Cash Advances (“MCAs”), the Company has occasionally defaulted on making certain daily interest payments as a result of lack of immediate access to capital to fulfil short term payment obligations related to these MCAs. As a result of these defaults in timely payments, Confession of Judgements have been filed by some of these MCAs in the New York state courts. GEX is currently in the process of negotiating settlement terms on monies owed to these parties. These settlement discussions are currently ongoing. The total amount of the MCAs outstanding as of December 31, 2021 was $3,174,977 and is included as part of the “Notes Payable Current Portion” line item on the Condensed Consolidated Balance Sheet presentation. A material portion of this obligation is related to two merchant cash advance groups with whom the Company is currently under discussions to settle and close with a full resolution expected to be reached in Q2 2022.

Should you have any further questions, please do not hesitate to contact the undersigned at (505) 660-2013.

Sincerely,

/s/ Joseph Frontiere
Joseph Frontiere
Chief Executive and Chief Financial Officer